UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                       FOR THE PERIOD ENDED JULY 31, 2000




                               WORLD VENTURES INC.

                          Commission File No. 000-18343

                               102 Piper Crescent
                            Nanaimo, British Columbia
                                 Canada V9T 3G3
                               Tel: (250) 756-0291

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.



WORLD VENTURES INC.

By: Raynerd B. Carson (signed)
-----------------------------
Raynerd B. Carson
President

Date: September 26, 2000

                               WORLD VENTURES INC.
                               102 Piper Crescent
                            Nanaimo BC Canada V9T 3G3
                     Tel: (250) 756-0291 Fax: (250) 756-0298
                     Electronic Bulletin Board,Symbol: WVNTF


                                  SCHEDULE "C"

                             REPORT TO SHAREHOLDERS

                               September 26, 2000


Over the last quarter the main thrust of the Company's Directors has been to further the feasibility of the "Eagle View Resort", located in the Bradshaw Mountain Range of Arizona.

The Company holds under option 180 acres of land within the Prescott National Forest.

Community Sciences Corporation of Phoenix, Arizona, has been appointed as engineering consultants for the "Eagle View Resort" project. Community Sciences Corporation has projected a six month program, in four phases:

         Task 1:   Initial Investigation and Analysis
         Task 2:   Masterplan Concept
         Task 3:   Preliminary Site Plan Approval and Entitlements (zoning)
         Task 4:   Final Site Plan and Construction Drawings

World Ventures Inc., will report to shareholders on each of the tasks as they are completed.



                             ON BEHALF OF THE BOARD
                               WORLD VENTURES INC.


                           Raynerd B. Carson (signed)
                           --------------------------
                                    President

                               WORLD VENTURES INC.

                              THIRD QUARTER REPORT

                          INTERIM FINANCIAL STATEMENTS
                         NINE MONTHS ENDED JULY 31, 2000



                CONTENTS                                                    PAGE
                --------                                                    ----


BALANCE SHEET                                                                 1

STATEMENT OF LOSS AND DEFICIT                                                 2

STATEMENT OF CHANGES IN FINANCIAL POSITION                                    3

SCHEDULE OF CHANGES IN RESOURCE PROPERTIES                                    4

NOTES TO FINANCIAL STATEMENTS:                                                5

     -  Note 1. Fixed Assets and Deferred Costs                               5

     -  Note 2. Description of Properties                                    5-6

     -  Note 3. Loan Payable to Premanco                                      6

     -  Note 4. Long Term Debt                                                6

     -  Note 5. Related Party Transactions                                    7

     -  Note 6. Capital Stock                                                 7

     -  Note 7. Obligation Under Capital Lease                                8
                                                                              8
     -  Note 8. Future Operations
     -  Note 9.  Comparative Figures                                          8




                       PREPARED BY MANAGEMENT -- UNAUDITED

             World Ventures Inc. - Quarterly Report - July 31, 2000

WORLD VENTURES INC.
BALANCE SHEET
For nine month period ending July 31, 2000

--------------------------------------------------------------------------------
                                                9 month period   9 month period
                                                 ended 7/31/00    ended 7/31/99
--------------------------------------------------------------------------------
ASSETS

Cash                                                    23,752            6,840
Accounts Receivable                                      3,713            4,447
Due from Related Party (note 5c)                        23,426              665
--------------------------------------------------------------------------------
                                                        50,891           11,952

Fixed (note 1)                                         486,691        1,358,044
Resource Properties (note 2)                           436,207          510,229
--------------------------------------------------------------------------------
TOTAL ASSETS                                           973,789        1,880,225
================================================================================

LIABILITIES

Accounts Payable                                       194,818          183,034
Loan Payable to Premanco (note 3)                      480,563          445,026
Due to Shareholder  (note 5)                            48,934           59,045
--------------------------------------------------------------------------------
                                                       724,315          687,105

Obligation - Capital Lease (note 7)                      4,870                0
Long-term Debt (note 4)                                 50,000           50,000
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                      779,185          737,105
================================================================================

SHAREHOLDERS' EQUITY
Authorized: 50,000,000 common shares
Issued: 6,282,154 at 07/31/00

Capital Stock (note 6)                               6,464,874        6,314,873
Deficit                                             (6,270,270)      (5,171,753)
--------------------------------------------------------------------------------
                                                       194,604        1,143,120
--------------------------------------------------------------------------------
TOTAL LIABILITIES  AND EQUITY                          973,789        1,880,225
================================================================================

Approved by directors:

"Raynerd B. Carson"  Director
-------------------

"Gary Van Norman"    Director
-------------------

WORLD VENTURES INC.
STATEMENT OF LOSS AND DEFICIT
For nine month period ending July 31, 2000

--------------------------------------------------------------------------------
                                                 9 month period  9 month period
                                                  ended 7/31/00   ended 7/31/99
--------------------------------------------------------------------------------
REVENUE
Revenue                                                       0               0
Interest Revenue                                             94              87
                                              ----------------------------------
                                                             94              87
--------------------------------------------------------------------------------
EXPENSES
Office Administration                                    13,224          14,681
Consulting Fees                                           1,000          14,600
Professional Fees                                             0          13,250
Regulatory & Transfer Agent Fees                          8,005           6,711
Rent                                                      9,000           9,000
Travel & Promotion                                        9,528          12,860
Office & Sundry                                             762           2,490
Telephone & Fax                                           3,033           5,332
Printing , Postage & Courier                              5,214             338
Computer & Internet                                       7,194           6,288
Interest & Bank Charges                                   6,528           5,795
Vehicle & Fuel                                            1,302            --
Asbestos Project                                              0           8,000
Costa Rica Project                                        7,054          18,938
Pan-Oro Project                                               0           1,033
Gladiator Project                                         5,026            --
Salmo Operations                                          5,161           6,535
                                              ----------------------------------
                                                        (82,032)       (125,851)
Invested Properties                                      12,080          27,971
--------------------------------------------------------------------------------
Net (Loss) for the period                               (69,858)        (97,793)
Deficit - Beginning of Period                        (6,200,412)     (5,073,960)
                                              ----------------------------------
Deficit - End of Period                              (6,270,270)     (5,171,753)
--------------------------------------------------------------------------------
Gain (Loss) per share for the period                       0.00            0.00
================================================================================

WORLD VENTURES INC.
STATEMENT OF CHANGES OF FINANCIAL POSITION
For nine month period ending July 31, 2000

--------------------------------------------------------------------------------
                                               9 month period    9 month period
                                                ended 7/31/00     ended 7/31/99
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net (Loss) for the period                             (69,858)          (97,793)
Change in non-cash working capital                    304,624           362,428
                                              ----------------------------------
                                                      234,766           264,635
--------------------------------------------------------------------------------

INVESTING ACTIVITIES
Expenditures relative to properties                   (12,080)          (27,971)
Payments on fixed assets & deferred costs                   0                 0
Sale of fixed assets                                        0                 0
                                              ----------------------------------
                                                      (12,080)          (27,971)
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Advances from related party                            48,934            79,824
Private Placement                                     150,000           150,000
Capital Stock Issued                                        0                 0
Exercise of Warrants                                        0                 0
                                              ----------------------------------
                                                      198,934           229,824
--------------------------------------------------------------------------------
Increase (decrease) in cash - during period             7,259           (36,793)
Cash position - beginning of period                    16,493            43,633
                                              ----------------------------------
Cash position - end of period                          23,752             6,840
================================================================================



WORLD VENTURES INC.
RESOURCES PROPERTIES
October 31, 1998 to July 31, 2000

--------------------------------------------------------------------------------------------------------------------------------
RESOURCE PROPERTIES
--------------------------------------------------------------------------------------------------------------------------------
                                                                                          Prince
                                                      Guanacaste         Pan-Oro          Albert        Asbestos          Totals
--------------------------------------------------------------------------------------------------------------------------------

Balance, October 31, 1998                                365,957          38,037          57,788          20,476         482,258
--------------------------------------------------------------------------------------------------------------------------------

Rent                                                       3,058               0               0               0           3,058
Geological consultants                                        16               0               0               0              16
Legal and management                                       5,522               0               0               0           5,522
Travel                                                     2,406           1,033               0               0           3,439
Option payments                                                0               0               0           8,000           8,000
Vehicle expense                                            3,511               0               0               0           3,511
Permits                                                    4,587               0               0               0           4,587
--------------------------------------------------------------------------------------------------------------------------------

Expenditures for year                                     19,100           1,033               0           8,000          28,133
Write-down on resource  properties                             0               0         (57,788)        (28,476)        (86,264)
--------------------------------------------------------------------------------------------------------------------------------

                                                          19,100           1,033         (57,788)        (20,476)        (58,131)
--------------------------------------------------------------------------------------------------------------------------------

Balance, October 31, 1999                              $ 385,057       $  39,070       $       0       $       0       $ 424,127
================================================================================================================================

--------------------------------------------------------------------------------------------------------------------------------
                                                                                          Prince
                                       Gladiator      Guanacaste         Pan-Oro          Albert         Asbestos         Totals
--------------------------------------------------------------------------------------------------------------------------------
Rent                                        --             4,052            --              --              --             4,052
Travel                                      --             3,002            --              --              --             3,002
Property Tax                               5,026            --              --              --              --             5,026
--------------------------------------------------------------------------------------------------------------------------------
                                           5,026           7,054               0               0               0          12,080
--------------------------------------------------------------------------------------------------------------------------------

Balance, July 31, 2000                  $  5,026        $392,111        $ 39,070        $      0        $      0        $436,207
================================================================================================================================


                                                                                                                          Page 4


                          NOTES TO FINANCIAL STATEMENTS

1.   FIXED ASSETS AND DEFERRED COST

     H B Mill            - 15 year straight- line basis, commencing on the start
                           of production
     Office Equipment    - 20% declining balance basis
     Motor Vehicles      - 20% declining balance basis

     ----------------------------------------------------------------------
                                    1999                     1998
     ----------------------------------------------------------------------
                                      Accumulated
                              Cost    Depreciation      Net          Net
     ----------------------------------------------------------------------
     H.B. Mill and land   $  480,563            0   $  480,563   $1,352,934
     Office equipment              0            0            0        2,767
     Machinery                 5,670        1,417        4,253            0
     Automobiles              17,219       15,344        1,875        2,344
     ----------------------------------------------------------------------
                          $  503,452   $   16,761   $  486,691   $1,358,045
     ======================================================================

     Included in machinery is a leased asset with a net book value of $4,253 (1998 - $0).

2.   DESCRIPTION OF PROPERTIES

(a)  Guanacaste, Costa Rica

     Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US$100,000 per year, whichever is greater. This royalty has been waived indefinitely until the commencement of production. Finders fees of $22,500 have been included in the cost of resource properties.

(b)  Pan-Oro, Panama

     During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. The Company has a 90% ownership interest in Pan-Oro S.A., a Panamanian corporation. Resource property costs include $21,000 charged by Pan-Oro S.A.

(c)  Prince Albert, Saskatchewan

     The Company has entered into an option agreement to acquire a 100% interest, subject to a 5% net profit royalty, in certain mineral claims in the Prince Albert Mining District, Saskatchewan. To maintain its interest in the agreement, the Company is required to pay $2,000 annually for ten years to July 2003. During 1999, the Company decided to abandon its interest and wrote off its investment in this property.

(d)  Asbestos Claims, Quebec

     The Company entered into an option agreement dated October 8, 1997 with Vant Resources Inc. for the Asbestos "A" claims in Maizerets, Quebec and the Exploration Claims in Soissons, Quebec. In order to exercise the option, the Company must pay the optionor an aggregate of $1,070,000.

     The Company has not made a $50,000 payment due September 15, 1998, nor a $1,000,000 payment due September 15, 1999. During 1999, the Company decided to abandon its interest and wrote off its investment in this property.

(e)  Gladiator Property, Arizona

     On January 14, 2000, the Company entered into an option agreement with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona Corporation. Nor-Quest Arizona Inc. has title to one hundred and seventy acres within the Prescott National Forest in the State of Arizona.

     The option is exercisable until January 14, 2001 for consideration of four million common shares. As part of the agreement, the Company has agreed to pay any property tax balance outstanding at the time the option is exercised, not to exceed four thousand U.S. dollars.

3.   LOAN PAYABLE TO PREMANCO INDUSTRIES LTD. AND LOSS ON LAWSUIT

     Premanco Industries Ltd. ("Premanco"), an unrelated party, brought an action against the Company and others in the Supreme Court of British Columbia claiming that the Company and others logged or caused to be logged, without the permission of Premanco, approximately 20,000 cubic meters or more of timber from certain properties. The claim has been defended by the Company and they have stated that if any logging was done, any liability for these actions must rest with the Company's solicitor who acted on the Company's behalf in connection with an application to the Nelson land title office to release Premanco's timber rights.

     The lawsuit was settled during 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000, secured by a mortgage on the H.B. Mill property (note 7) and a security agreement over all equipment and chattels, with interest at prime plus 2%, due September 30, 1999. The loan is now in default as the balance has not been paid pursuant to the terms of the settlement. Interest has been accrued on the loan up to September 30, 1999.

     Premanco shall have no right to enforce any judgement obtained against the Company under this promissory note against any assets or properties of the Company other than those specified in the settlement agreement made between Premanco and the Company. It is the Company's intention to abandon those specified assets to Premanco as settlement for the loan.

4.   LONG-TERM DEBT

     This amount is unsecured, non-interest bearing and will be repaid at a rate of 10% of the net profits of the H.B. Mill if and when it goes into production.

5.   RELATED PARTY TRANSACTIONS

     (a)  Services provided by directors or parties related to directors:

          -----------------------------------------------------------------
                                                       2000           1999
          -----------------------------------------------------------------
          Consulting and management                  $ 1,000        $22,800
          Rent                                         9,000         12,000
          -----------------------------------------------------------------

     (b)  Accounts receivable includes $3,165 due from a director (1999 -
          $3,165).

     (c) The amount receivable ($23,426) from a related Company, due on demand, receivable from Dydar Resources Ltd., a Company controlled by the President of the Company.

     (d) Amount due to Investors First S.A. is an advance to the Company by a shareholder. Investors First S.A. has outstanding warrants to exercise.

6.   CAPITAL STOCK

(a)  Authorized: 50,000,000 Common Shares without par value

     ----------------------------------------------------------------------------------------------
                                                          2000                        1999
     ISSUED:
                                               # of shares       Amount    # of shares     Amount
     ----------------------------------------------------------------------------------------------
     At beginning of period                     5,682,154(1)   $6,314,874   27,410,770   $6,164,874
     Private Placement                            600,000         150,000    1,000,000      150,000
     For cash pursuant to exercise of option            0               0            0            0
     ----------------------------------------------------------------------------------------------
     Issued at  end of  period                  6,282,154      $6,464,874   28,410,770   $6,314,874
     ----------------------------------------------------------------------------------------------

     (1) Consolidation of stock effected January 31, 2000. At a General Meeting of the Members of the Company held on April 21, 1999, the members approved by way of Special Resolutions, a consolidation of the Company's shares on the basis of one (1) post consolidated share for five (5) common shares issued and outstanding.

     (2) 600,000 units were issued at a price of $0.25 per unit for cash, pursuant to a private placement dated April 5, 2000. Each unit consisting of one share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.25 per share in the first year and at a price of $0.40 per share in the second year.

(b) Stock options outstanding to directors and employees July 31, 2000 were as follows:

     ----------------------------------------------------------------------
                                                       Number of Shares
     Expiry Date                     Exercise Price   1999          1998
     ----------------------------------------------------------------------

     July 15, 2001                      $   0.15     100,000        100,000
     August 20, 2002                    $   0.15   1,200,000      1,200,000
     October 7, 2002                    $   0.15     100,000        100,000
     ----------------------------------------------------------------------

(c)  Share purchase warrants outstanding as at July 31, 2000 were as follows:

     ---------------------------------------------------------------------------
                                                             Number of Shares
     Expiry Date                        Exercise Price       1999        1998
     ---------------------------------------------------------------------------

     (i)   May 29, 1998 (expired)           $ 0.50                0     384,505
     (ii)  April 28, 1999 (expired)         $ 0.18                0     366,333
     (iii) April 28, 2000 (expired)         $ 0.15        1,000,000           0
           April 28, 2001                   $ 0.18
     (iv)  April 5, 2001                    $ 0.25          600,000
           April 5, 2002                    $ 0.40

     ---------------------------------------------------------------------------

(d)  List of directors as of July 31, 2000:

                 Raynerd B. Carson        Gary Van Norman
                 James Wadsworth Dr.      Stewart A. Jackson


7.   OBLIGATION UNDER CAPITAL LEASE

     The following is a schedule of future minimum lease payments under capital lease

     ---------------------------------------------------------------------
     2000                                                           $2,306
     2001                                                            2,306
     2002                                                            2,295
     ---------------------------------------------------------------------

     Total minimum lease payments                                    6,907
     Less:  Amount representing interest                            (2,037)
     ---------------------------------------------------------------------

     Present value of net minimum lease payments                     4,870
     Less:  Current portion                                         (1,204)
     ---------------------------------------------------------------------

                                                                   $ 3,666
     =====================================================================

8.   FUTURE OPERATIONS

     These financial statements have been prepared with integrity and on the going concern basis of accounting. The company is currently operating at a loss and has an accumulated deficit of $6,270,270. The company's movements toward streamlining its methods of operation and management have shown to be a positive effort and in foresight will prove beneficial in every related aspect.

9.   COMPARATIVES FIGURES

     Certain figures have been accentuated, reclassified, or integrated to conform to the current quarter's presentation of this financial statement. The information released in this report is accurate and congruent with proper accounting records.